                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Rally's Hamburgers, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                                    Warrants
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   751 203 156
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 David K. Ganek
                                 Paul C. Orwicz
                               G&O Partners, L.P.
                                 430 Park Avenue
                            New York, New York 10017
                                 (212) 521-5010

          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Douglas S. Ellenoff, Esq.
                           Ellenoff Grossman & Schole
                         200 Madison Avenue, Suite 1900
                            New York, New York 10016
                                 (212) 481-4141

          ------------------------------------------------------------

                               September 20, 1996

          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ].

                                  SCHEDULE 13D

----------------------------------     ----------------------------------------
CUSIP NO.  751 203 156                   PAGE   2   OF   7   PAGES
          ---------------                     -----    -----
----------------------------------     ----------------------------------------


--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    G&O Partners, L.P.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                           (b) [x]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                      OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware Limited Partnership

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER             391,232    See Item 5
       SHARES
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY        8   SHARED VOTING POWER              Not Applicable
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER           391,232
        WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER           Not Applicable

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    471,362

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.77%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------     ----------------------------------------
CUSIP NO.  751 203 156                   PAGE   3   OF   7   PAGES
          ---------------                     -----    -----
----------------------------------     ----------------------------------------


--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ganet & Orwicz Partners, Inc.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                           (b) [x]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                      OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York Corporation

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER             80,130    See Item 5

     NUMBER OF        ----------------------------------------------------------
      SHARES          8   SHARED VOTING POWER              Not Applicable
   BENEFICIALLY
     OWNED BY          ---------------------------------------------------------
       EACH           9   SOLE DISPOSITIVE POWER           80,130
     REPORTING
      PERSON          ----------------------------------------------------------
       WITH           10  SHARED DISPOSITIVE POWER           Not Applicable

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    471,362

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.77%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

         This statement relates to warrants (the "Warrants") exercisable into common stock, par value $.10 per share ("Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

ITEM 2.       IDENTITY AND BACKGROUND.

(a)-(c) The name of the filers are G&O Partners, L.P., a Delaware partnership, and Ganek & Orwicz Partners, Inc., a New York Corporation (the "Filers").

                  The Filers principal business is investing.

                  The address of the Filers principal business and office is c/o G&O Partners, L.P., 430 Park Avenue, New York, New York 10017.

(d) During the last five (5) years, the Filers have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Filers were not a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction which resulted in the Filers being at any time subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any viola-tion with respect to such laws.

(f)               Not applicable

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used to purchase the Warrants were from funds generally available to the Filers, which were raised in private offerings to investors.

         The Filers became owner of Warrants by acquiring transferable subscription rights to purchase units (the "Units") consisting of one share of the Company's common stock, par value $.10 per share (the "Common Stock") and one Warrant to purchase an additional share of Common Stock. The Filers subscribed for Units on September 20, 1996.

ITEM 4.       PURPOSE OF TRANSACTION.

         The Filers intend to monitor the market for the Warrants and may purchase or sell some or all of the Warrants from time to time, depending on market conditions. Such purchase or sale could be in one or more public or private transactions.

         The Filers have no current intentions which relate to or would result in any of the following events:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that the Filers intend to monitor the market for the Warrants and may purchase or sell some or all of the Warrants from time to time, depending on market conditions;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a)           G&O Partners, L.P.               391,232 Warrants       8.11%

              Ganek & Orwicz
              Partners, Inc.                    80,130 Warrants      1.66%

              Total                            471,362 Warrants      9.77%


(b)    G&O Partners, L.P.

              Sole Voting Power                391,232(1)
              Shared Voting Power              Not Applicable
              Sole Dispositive Power           391,232
              Shared Dispositive Power         Not Applicable

              Ganek & Orwicz Partners, Inc.

              Sole Voting Power                80,130(2)
              Shared Voting Power              Not Applicable
              Sole Dispositive Power           80,130
              Shared Dispositive Power         Not Applicable

(c) The Filers became owner of Warrants by acquiring the Units. The Filers subscribed for Units on September 20, 1996. The Filers have been active in trading the Warrants and the underlying securities since the acquisition of the Warrants.

(d)    None

(e)    Not Applicable

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF
              THE ISSUER.

Not Applicable

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

     1.       Joint Filing Statement

--------

     1 The Warrants have no voting rights. However the Warrants are exercisable into shares of Common Stock which have the right to vote.

     2 The Warrants have no voting rights. However the Warrants are exercisable into shares of Common Stock which have the right to vote.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  October 31, 1996

     Signature:

     G&O PARTNERS, L.P.

     By: /s/ Paul C. Orwicz
         ---------------------
         Name: Ganek & Orwicz Partners, Inc.
         Title: General Partner

     GANEK & ORWICZ PARTNERS, INC.

     By: /s/ Paul C. Orwicz
         ---------------------
         Name: Paul C. Orwicz
         Title: Corporate Secretary

                                EXHIBIT INDEX



EXHIBIT NO.                                      DESCRIPTION

  99.1                                      JOINT FILING STATEMENT